

October 30, 2008

By U.S. Mail
Phillip J. Niehoff, Esq.
Paul Olivera, Esq.
Mayer Brown LLP
71 S. Wacker Drive
Chicago, IL 60606
United States

> **Re:** **Flex Fuels Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2008**
> **File No. 0-52601**

Dear Messrs. Niehoff and Olivera:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the press release filed with your October 7, 2008 Form 8-K. Although you checked the box to identify the materials as soliciting materials pursuant to Rule 14a-12, you did not file the release under cover of Schedule 14A. Additionally, the filing was not properly tagged on EDGAR as a "PREC14A". To ensure that you properly identify the soliciting materials you file on EDGAR, please contact the SEC's Filer Support Branch at 202.551.8900.

Proposal 1, page 6

Election of Directors for a One-Year Term, page 6

Nominees, page 6

2.	While you disclose that Messrs. Barrows and Laird are currently directors of the company, you omit reference to the fact that Mr. Barr is also a director. In this regard, we note that Mr. Barr is described as a director in the beneficial ownership table on page 9 of the proxy. Please revise your disclosure.

3.	We note that Mr. Laird resigned on May 16, 2008 and that said resignation was subsequently rescinded. Referencing Nevada corporate law and the provisions of your charter documents, please supplement your disclosure to provide your analysis of how the company and the board could recognize Mr. Laird's rescission as effective in restoring him to the position of director.

4.	We refer you to the Form 8-K filed on September 29, 2008 in which you announce that the board of directors approved an amendment to the company's by-laws setting the number of directors at three. It is not apparent which board members participated at the meeting during which the amendment was approved, whether quorum existed, and whether the persons voting at said meeting to approve the by-law amendment had the authority to do so. In this regard, we note that Mr. Laird is the subject of a temporary restraining order prohibiting him from acting in his capacity as a director of the company and the dispute before the District Court of Clark County (Nevada) has not yet been settled. Moreover, it is unclear whether Mr. Barr was present at the meeting in which the by-law amendment was approved. Referencing Nevada corporate law and your charter documents, please disclose how the amendment to the by-laws could have been approved by the board of directors and become effective as of the meeting date.

5.	We refer you to Section 3.1 of your by-laws. It is not apparent that the board could amend the by-laws changing the number of directors without shareholder approval. Please provide us with an analysis of whether such action has been validly taken and will be effective as of the date of the annual meeting. If the board was authorized to take such actions, please supplement your disclosure to describe the impact of the board actions (i.e. that it would result in the removal of Mr. Barr as a director).

6.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that you do not include specific information regarding Mr. Barrows for periods prior to July 2007. Similarly, please revise to provide a more detailed biography for Mr. Laird.

Ownership of Securities, page 9

Security Ownership of Management and Directors, page 9

7.   Please revise the footnotes to the table and disclosure on page 15 to clarify the relationship of Gillian Penton to the company.

8.   Please indicate the percentage of shares held by Mr. Gordon Ewart.

Manner and Cost of Proxy Solicitation, page 15

9.   We note that the solicitation of proxies by mail may be supplemented by "telephone, facsimile, e-mail or personal solicitation." Based on your disclosure, it would appear that you will also solicit proxies via the Internet. Please revise to disclose this fact. Further, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

10.   We direct you to Item 4(b)(4). Please supplement your disclosure by indicating the amount spent to date, in connection with the solicitation.

11.   Your disclosure contains an incorrect cross-reference to participant information found in "Annex A". Please correct your disclosure so that you direct shareholders to the information contained in "Appendix A."

Appendix A

12.   Please remove the reference to the fact that the persons listed below "may be deemed" to be participants and instead state clearly that such persons are participants. Additionally, as noted above, it appears that Mr. Barr is a director of the company and the information called for by Item 5(b) of Schedule 14A should be provided with respect to Mr. Barr. Please revise your disclosure accordingly.

13.   It does not appear that you have provided all the information required by Item 5(b) of Schedule 14A. For example, information regarding the employment or occupation of each participant is missing from the disclosure. Similarly, please include the disclosure required by Item 5(b)(1)(viii) of Schedule 14A.

14.   Please update the information required by Item 5(b)(1)(iv) of Schedule 14A
        regarding the amount of each class of securities owned by the participants as of
        the most recent practicable date prior to the filing of the definitive proxy
        statement.

Form of Proxy Card

15.   Please revise the form of proxy card to clearly indicate that it is a preliminary
        copy. See Rule 14a-6(e)(1).

16.   Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters
        unknown "a reasonable time before the solicitation." Please clarify this on the
        proxy card.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of
the disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company is in
possession of all facts relating to their disclosure, it is responsible for the accuracy and
adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and

·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of
        the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: Phillip Niehoff, Esq.
        Mayer Brown LLP
        (312) 701-7711